Exhibit 99.1
News release via Canada NewsWire, Toronto 416-863-9350

    Attention Business/Entertainment Editors:
    New organizational structure for Corus Entertainment's Television and
    Content divisions

    New Structure to Boost Ability to Deliver Brands and Content Across
    Multiple Platforms

    TORONTO, Sept. 12 /CNW/ - Corus Entertainment Inc. (TSX: CJR.B, NYSE:
CJR) announced today a new organizational structure for its Television and
Content divisions, focusing on two strategic portfolios:

    <<
    1. Corus Entertainment's Kids portfolio highlighted by:
         -  The integration of Nelvana Studios into the Television division
         -  The creation of Nelvana Enterprises, a separate business unit that will focus on leveraging Corus' intellectual property internationally

    2. A new Lifestyle, Drama and Movies portfolio for the Television division highlighted by:
         -  The amalgamation of Movie Central, W Network, CMT and SCREAM into one integrated portfolio
         -  The consolidation of Movie Central's operations into Corus'
            Toronto broadcast centre
    >>

    "In an evolving world of new content delivery options, this new structure allows us to strengthen our connection with our audiences across all platforms while delivering on our Company's strategies and business objectives," said
John Cassaday, President and CEO, Corus Entertainment.

    Kids portfolio:
    ---------------

    Through Treehouse, YTV, TELETOON, Discovery Kids Canada, Nelvana and Kids
Can Press, Corus Entertainment is Canada's leading broadcaster and content creator for kids. "Today's kids are far more media and tech savvy than previous generations and are demanding the content they want on the platforms they choose," said Cassaday. "With a more integrated approach Corus can build its renowned brands and invest in more new media initiatives like Treehouse On
Demand, TreehouseDirect and our top-ranked kids entertainment sites, YTV.com and teletoon.com."

    Today's announcement includes the following initiatives:

    Nelvana Studios will be integrated into the new Kids portfolio. Scott
Dyer becomes Executive Vice President, General Manager, Kids, reporting to
Paul Robertson, President, Corus Television. Dyer will be responsible for overseeing YTV, Treehouse, Discovery Kids Canada, and Nelvana Studios. This
move focuses development activity, ensuring that Corus is creating content that meets the programming needs of its broadcast networks. The new structure will also maximize new platform efforts, an increasingly important segment of the kids portfolio, and create brands with outstanding international potential. In his new role, Dyer will also be the Corus conduit to programming executives at TELETOON, and Nelvana Studios will continue to provide content to meet that network's unique needs.
    Nelvana Enterprises will focus on broadcast sales, new platform opportunities and consumer products licensing for all Corus brands internationally. Doug Murphy becomes President, Nelvana Enterprises, reporting to John Cassaday. Nelvana Enterprises will focus on creating international opportunities for Corus, including new networks, new distribution platforms and new partnerships. "Recent deals such as our video-on-demand services with
Comcast U.S. and British Telecommunications, and the Corus partnership with
NBC, Ion, Scholastic and Classic Media to launch the new U.S. kids network
Qubo, are excellent examples of the value of our content in international markets," noted Cassaday. Nelvana Enterprises will operate out of Toronto,
Paris and Shannon, closing its offices in the U.K. and Los Angeles.

    Lifestyle, Drama and Movies portfolio:
    --------------------------------------

    Susan Ross becomes Executive Vice President, General Manager, Lifestyle,
Drama and Movies portfolio. Reporting to Paul Robertson, Ross will be responsible for Movie Central, W Network, CMT and SCREAM. "Creating a new
Lifestyle, Drama and Movies portfolio allows Corus to maximize program buying efficiencies across these high-growth assets and focus on integrated strategies for movie acquisitions and investments, as well as website and other new platform plans, including SVOD, VOD and high-definition rollouts,"
said Robertson.
    Andrew Eddy, currently Vice President and General Manager, Movie Central, takes on the role of Vice President, Program Strategy and Investment.
Reporting to Ross on Movie Central programming, Eddy will also report to
Robertson and be responsible for equity film investments, programming operations, industry relations and special projects.
    As a result of this new structure, Movie Central operations in Edmonton will be integrated into the Corus facilities in Toronto. "Consolidating our management and operational teams into one location ensures a more integrated and cost-efficient means of achieving our strategic objectives," said
Robertson.
    All appointments are effective today. Corus expects all changes resulting from the new organizational structure to be completed by January 2007. The
Company confirmed that 83 jobs will be eliminated as a result of the new organizational structure.

    About Corus Entertainment Inc.
    ------------------------------

    Corus Entertainment Inc. is a Canadian-based media and entertainment company. Corus is a market leader in specialty television and radio with additional assets in pay television, advertising and digital audio services, television broadcasting, children's book publishing and children's animation.
The company's multimedia entertainment brands include YTV, Treehouse, W
Network, Movie Central, Nelvana, Kids Can Press and radio stations including
CKNW, CKOI and Q107. Corus creates engaging branded entertainment experiences for its audiences across multiple platforms. A publicly traded company, Corus is listed on the Toronto (CJR.B) and New York (CJR) exchanges. Experience
Corus on the web at www.corusent.com.
    %SEDAR: 00013131EF          %CIK: 0001100868

    /For further information: Tracy Ewing, Vice President, Communications,
Corus Entertainment Inc., (416) 642-3792, tewing(at)corusent.com/
    (CJR.B. CJR)

CO:  Corus Entertainment Inc.

CNW 16:52e 19-SEP-06